Exhibit 99.32

Sales Plan

This Sales Plan (including the attached Annex, the “Sales Plan”) is entered into as of March 15, 2018, by and between Waha AC Coöperatief U.A. (“Seller”), [Deutsche Bank Securities Inc.]1 [Citigroup Global Markets, Inc.]2 [UBS Securities LLC]3 [Nomura Securities International Inc.]4 (“Broker”) and [Deutsche Bank AG, London Branch]5 [UBS AG, London Branch]6 [Citibank, N.A., London Branch]7 [Nomura International plc]8 (“Dealer”).

WHEREAS, Seller and Dealer have entered into that that certain Funded Collar Transaction Confirmation, [dated as of September 2, 2014]9 [and that certain Funded Collar Transaction Confirmation]10 [dated as of December 1, 2014,]11 (as further amended, supplemented or modified from time to time, and together with all schedules, annexes and exhibits thereto, the “Collar Confirmation[s]12”) [each]13 in respect of certain funded collar transactions with respect to the Ordinary Shares, par value Euro 0.01 per share (the “Shares”), of AerCap Holdings N.V. (the “Issuer”) (capitalized terms used in this Sales Plan and not otherwise defined herein shall have the meaning assigned to such terms in the Collar Confirmation[s]14);

WHEREAS, Broker is an affiliate of Dealer;

WHEREAS, Seller desires to establish this Sales Plan to sell Shares as further set forth herein;

NOW, THEREFORE, Seller, Dealer and Broker hereby agree as follows:

1.        Broker agrees that it shall effect one or more sales (each a “Sale”) of Shares as further set forth in the attached Annex A to this Sales Plan. The Dealer and the Seller hereby acknowledge and agree that the Shares that are the subject of each Sale pursuant to Annex A to this Sales Plan shall, at the time of settlement of such Sale, have been fully released and discharged from the security interests of Dealer granted pursuant to the Security Deed (as that term is defined in the Collar Confirmation[s]) (which Shares shall also constitute excess financial collateral for the purposes of the Regulations as defined in the Security Deed).

[1]	Insert for DB.
[2]	Insert for Citi.
[3]	Insert for UBS.
[4]	Insert for Nomura.
[5]	Insert for DB.
[6]	Insert for UBS.
[7]	Insert for Citi.
[8]	Insert for Nomura.
[9]	Insert for DB, Citi and Nomura.
[10]	Insert for DB and Citi.
[11]	Insert for DB, Citi and UBS.
[12]	Insert for DB and Citi.
[13]	Insert for DB and Citi.
[14]	Insert for DB/Citi.

2.         This Sales Plan shall become effective on, and including, March 15, 2018 and shall terminate on the earliest of (a) the Exchange Business Day following the date on which [both Collar Confirmations have]15 [the Collar Confirmation has]16 been terminated (subject, for the avoidance of doubt, to Paragraph 10 of this Agreement), (b) the date that this Sales Plan is terminated in accordance with paragraph 15 below, and (c) the date Broker receives notice of the dissolution of Seller.

3.        Seller represents and warrants that Seller is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Shares) and is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade federal securities laws, including, without limitation Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Seller has not entered into or altered any corresponding or hedging transaction or position relating to the Shares, otherwise than as disclosed to Dealer and Broker.

4.        It is the intent of the parties that this Sales Plan (x) comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act (y) constitute a binding contract or instruction satisfying the requirements of 10b5-1(c) and (z) shall be interpreted to comply with the requirements of Rule 10b5-1(c). Seller has consulted with Seller’s own advisors as to the legal and tax aspects of Seller’s adoption and implementation of this Sales Plan.

5.        Seller represents and warrants to, and agrees with Broker, that:

A.     the Shares are “restricted securities” and that Seller may be deemed an “affiliate” of the Issuer as those terms are defined under Rule 144 of the Securities Act of 1933, as amended (“Rule 144”);

B.    Seller has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of the Shares;

C.    except as provided herein, Seller has not made or arranged for, and will not make or arrange for, any payment to any person in connection with any sales of the Shares hereunder;

D.    Seller is not an “underwriter” with respect to the Shares, and the Sales are not part of any “distribution” of the Shares, as those terms are used in Section 2(a)(11) of the Securities Act of 1933, as amended;

E.    Seller’s holding period for purposes of Rule 144(d) with respect to the Shares began more than one year ago;

F.    Seller does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in paragraph (c)(1) of Rule 144 and Seller will promptly notify Broker if it believes that the requirements of Rule 144(c)(1) are no longer satisfied with respect to the Shares;

[15]	Insert for DB and Citi.
[16]	Insert for UBS and Nomura.

G.    Seller has sold 1,353,325 Shares within the past three months, and all persons whose sales must be aggregated with those of Seller under Rule 144(a)(2) and Rule 144(e) have sold 1,353,325 Shares within the past three months;

H.    Seller shall not take, and shall not cause any person or entity with which it would be required to aggregate sales of Shares pursuant to paragraph (a)(2) or (e) of Rule 144 to take, any action that would cause the Sales not to comply with Rule 144; and

I.    the quantity of Shares to be sold under this Sales Plan, when aggregated with any sales under any similar sales plan entered into in relation to any other collar confirmations similar to the Collar Confirmation[s], is intended to comply with the limitations set forth in paragraph (e) of Rule 144.

Each of Seller and Broker represents and warrants to, and agrees with, the other that the Shares are intended to be sold in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g).

6.        Seller represents and warrants that Seller is permitted to sell Shares in accordance with the Issuer’s insider trading policies and that, other than (x) any Rule 144 requirements set forth herein and (y) any restrictions arising under or relating to Collar Confirmation[s] and/or the Documents, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals and waivers. Seller shall notify Broker immediately in the event that any of the above statements become inaccurate prior to the termination of this Sales Plan.

7.        Seller shall make all filings, if any, required under Section 13(d) of the Exchange Act. Seller represents and warrants to, and agrees with, Broker that Seller shall file or cause to be filed, on the first date on which Shares are sold hereunder and in the manner contemplated by Rule 144(h), a notice on Form 144 including the maximum number of Shares contemplated to be sold hereunder, in the form and substance as previously provided to Broker, and Seller confirms to Broker that the statements made in the Form 144 are true and complete and authorizes Broker to rely upon them. Seller represents and warrants to Broker that Seller has a bona fide intention to sell the Shares proposed to be sold under this Sales Plan within a reasonable time of the filing of such notice on Form 144. Seller shall make any additional Form 144 filings as and when it reasonably believes to be necessary in connection with the Sales to be effected pursuant to this Sales Plan. Broker agrees to provide Seller with such information as is reasonably necessary for Seller accurately and timely to complete the Forms 144. Seller shall provide Broker a reasonable opportunity to review and comment on any other public disclosure related to this Sales Plan and the transactions contemplated hereby, including, without limitation, any report or schedule filed or amended under the Exchange Act.

8.        Seller will not directly or indirectly communicate any information relating to the Issuer or the Issuer’s securities to any employee of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan at any time while this Sales Plan is in effect.

9.        For the services provided in this Sales Plan, Seller agrees to pay to Broker a fee per Share as specified in Annex A for the Shares sold pursuant to the terms of this Sales Plan. Broker shall deduct such fee from the proceeds of the Sales.

10.        Seller understands that Broker may not effect a Sale due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller also understands that even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Shares to reach and sustain a limit order price, or other market factors in effect on the date of a Sale specified in Annex A (“Unfilled Sales”). Seller understands that Broker will rely on the representations, warranties and agreements of Seller in this Sales Plan when effecting any Sales hereunder.

11.        On any day on which Broker sells Shares hereunder, Broker shall confirm sales of Shares and any Unfilled Sales to each of Seller and Dealer by a daily email report and to such other persons or agents as Seller shall designate. Such report shall include the average price and number of Shares sold for the day, and the sale price, settlement date and aggregate proceeds net of Broker’s fees for each transaction. Broker shall also provide, by email to Seller and to such other persons or agents of Seller that Seller shall designate other market data that Seller shall reasonably designate. Additionally, for each week that Broker sells shares hereunder, Seller shall, by the end of the following calendar week, give Broker notice of the aggregate sales, if any, that occurred during such week under any other sales plans that Seller has with other brokers.

12.        Broker represents and warrants to Seller that it has implemented reasonable policies and procedures, taking into consideration the nature of Broker’s business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of material nonpublic information. These policies and procedures include those that restrict any purchase or sale, or the causing of any purchase or sale, of any security as to which Broker has material nonpublic information, as well as those that prevent such individuals from becoming aware of or being in possession of material nonpublic information.

13.        Any written communication shall be sent to the address specified below and shall become effective upon receipt:

a)	if to Broker and/or Dealer, at:

[                             ]

or at such other address as may from time to time be designated by notice from Broker to Seller in writing; and

b)	if to Seller, to it at:

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043EJ Amsterdam

The Netherlands Attn.: Mr. Evren Atasever

Phone: +31 (0)20 5405 800

Fax.: +31 (0)20 6447 011

with a copy to:

c/o Waha Capital PJSC

PO Box 28922

Abu Dhabi, UAE

Attention: General Counsel

Telephone: +971 2 667 7343

Fax: +971 2 667 7383

and a copy to:

waha-aer-notice@wahacapital.ae

or at such other address as may from time to time be designated by notice from Seller to Broker in writing.

14.        This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to its choice of law doctrine.

15.        The Sales Plan may be modified or amended in accordance with the requirements for the amendment to a “plan” as defined in paragraph (c) of Rule 10b5-1, provided that any such modification or amendment shall only be permitted at a time when Seller is otherwise permitted to effect sales under the Issuer’s trading policies and at a time when Seller is not aware of material nonpublic information concerning the Issuer or its securities. This Sales Plan may be modified or amended only by a writing signed by the parties hereto. Any such amendment or modification shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

In the event of a modification or amendment to this Sales Plan, or in the event Seller establishes a new plan after termination of the Sales Plan, no sales shall be effected during the thirty (30) days immediately following such modification, amendment or termination (other than Sales already provided for in the Sales Plan prior to modification, amendment or termination). This Sales Plan may be terminated at any time by Seller upon written notice to the other parties hereto. Any such termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

16.        Seller agrees that Broker and its affiliates and their respective directors, officers, employees, and agents (collectively, “Broker Persons”) shall not be liable for any losses Seller may incur that are in any way attributable to any error, omission, mistake, breach or misrepresentation by Seller. Seller further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Sales Plan, any Sale, or any amendment, modification or termination of the Sales Plan (each an “Action”) and to reimburse each Broker Person for its reasonable and documented out-of-pocket expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is caused by such Broker Person’s gross negligence, willful misconduct or bad faith. This paragraph 16 shall survive termination of this Sales Plan.

17.        This Sales Plan may be executed in counterparts (including facsimile counterparts), each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first above written.

Waha AC Coöperatief U.A	[Deutsche Bank Securities Inc.][17] [Citigroup Global Markets, Inc.][18] [UBS Securities LLC][19] [Nomura Securities International Inc.][20]

By:		By:
Name:	Fahad Al Qassim	Name:
Title:	Proxy Holder	Title:

By:
Name:
Title:

[Deutsche Bank AG, London Branch][21] [UBS AG, London Branch][22] [Citibank, N.A., London Branch][23] [Nomura International plc][24]

By:
Name:
Title:

By:
Name:
Title:

[17]	Insert for DB.
[18]	Insert for Citi.
[19]	Insert for UBS.
[20]	Insert for Nomura.
[21]	Insert for DB.
[22]	Insert for UBS.
[23]	Insert for Citi.
[24]	Insert for Nomura.